Exhibit 99.1

Texxon Holding Limited Announces Unaudited Financial Results for the First Half of Fiscal Year 2026

SHANGHAI, June 30, 2026 /PRNewswire/ -- Texxon Holding Limited (Nasdaq: NPT) (“Texxon”, together with its subsidiaries, the “Company” or “we”), a leading provider of supply chain management services in the plastics and chemical industries in East China, today announced its unaudited financial results for the six months ended December 31, 2025, the first half of the fiscal year ended June 30, 2026.

Mr. Hui Xu, Chief Executive Officer and Chairman of Texxon, commented: “During the first half of fiscal year 2026, the chemical industry continued to face a challenging market environment characterized by softer demand in certain product categories, heightened competition, and volatility in upstream raw material costs. In particular, higher international crude oil prices increased the costs of key feedstocks and affected customer purchasing behavior, which contributed to lower sales volumes in our basic chemicals segment during the period. In addition, competitive pricing conditions across both the plastic particles and basic chemicals markets continued to place pressure on profitability.

“Despite these headwinds, our plastic particles business achieved strong revenue growth of 40.1% year over year. This growth was driven by our continued marketing and sales efforts to meet evolving market demand. As part of our market expansion strategy, we expanded our sales teams across multiple cities in China, enhancing our market penetration, broadening our customer base, and expanding our sales channels. These initiatives enabled us to capture additional market share, contributing meaningfully to our business development during the period and supporting our ongoing portfolio rebalancing strategy for sustainable long-term growth.

“While our gross profit and gross profit margin were affected by the competitive pricing environment, we remain committed to strengthening relationships with key customers and supporting long-term business growth through disciplined execution and customer-focused solutions. In addition, our prior-year results benefited from a one-time government grant of approximately $2.9 million related to the construction of the Henan Polystyrene Factory, which did not recur during the current period. Excluding this one-time item, we remain confident in our ability to expand our customer base, strengthen our market position and execute our long-term growth strategy as we navigate the current challenges.

“Looking ahead, we will continue to focus on expanding our customer network, improving operational efficiency, and advancing the development of the Henan Polystyrene Factory. Having commenced production in early June 2026, the facility is expected to further strengthen our capabilities across the plastics value chain and support our long-term growth strategy.”

First Half of Fiscal Year 2026 Financial Summary

●	Revenue was $327.0 million for the first half of fiscal year 2026, compared to $509.6 million for the same period of last fiscal year.

●	Gross profit was $1.2 million for the first half of fiscal year 2026, compared to $3.9 million for the same period of last fiscal year.

●	Gross profit margin was 0.4% for the first half of fiscal year 2026, compared to 0.8% for the same period of last fiscal year.

●	Net loss was $1.0 million for the first half of fiscal year 2026, compared to net income of $2.3 million for the same period of last fiscal year.

●	Net loss attributable to Texxon was $0.9 million for the first half of fiscal year 2026, compared to net income attributable to Texxon of $1.0 million for the same period of last fiscal year.

●	Basic and diluted loss per share were $0.04 for the first half of fiscal year 2026, compared to basic and diluted earnings per share of $0.05 for the same period of last fiscal year.

First Half of Fiscal Year 2026 Financial Results

Revenue

Revenue was $327.0 million for the first half of fiscal year 2026, representing a decrease of 35.8% from $509.6 million for the same period of last fiscal year.

●	Sales of basic chemicals were $133.5 million for the first half of fiscal year 2026, representing a decrease of 64.1% from $371.4 million for the same period of last fiscal year. The decrease was primarily attributable to lower market demand, particularly for aromatic chemical raw materials. Higher international crude oil prices also increased the costs of key upstream feedstocks, which adversely affected customer demand and contributed to the decline in sales volume.

●	Sales of plastic particles were $193.4 million for the first half of fiscal year 2026, representing an increase of 40.1% from $138.0 million for the same period of last fiscal year. The increase was primarily attributable to the Company’s marketing and sales efforts to meet the growing market needs. As part of the Company’s marketing strategies, the Company expanded its sales teams across various cities in China, which not only enhanced the Company’s market penetration but also diversified the Company’s customer base. By broadening the Company’s sales channels, the Company had effectively captured a larger market share, contributing significantly to the Company’s revenue growth.

Cost of Sales

Cost of sales was $325.8 million for the first half of fiscal year 2026, representing a decrease of 35.6% from $505.7 million for the same period of last fiscal year. The decrease in cost of sales is in line with the decrease in revenue.

Gross Profit and Gross Profit Margin

Gross profit was $1.2 million for the first half of fiscal year 2026, a decrease of 68.8%, from $3.9 million for the same period of last fiscal year.

Gross profit margin was 0.4% for the first half of fiscal year 2026, compared to 0.8% for the same period of last fiscal year. Gross profit and gross margin decreased primarily attributable to a competitive pricing environment in the plastic particles and basic chemicals markets and the Company continued focus on expanding business with key customers through more competitive pricing arrangements. Management believes this strategy will strengthen customer relationships and support long-term business growth.

Operating Expenses

Operating expenses were $2.0 million for the first half of fiscal year 2026, representing a decrease of 41.4% from $3.4 million for the same period of last fiscal year.

●	Selling expenses were $1.0 million for the first half of fiscal year 2026, representing a decrease of 34.1% from $1.5 million for the same period of last fiscal year. The decrease in selling expenses was mainly due to lower shipping and delivery expenses, primarily as a result of reduced sales.

●	General and administrative expenses were $1.0 million for the first half of fiscal year 2026, representing a decrease of 47.1% from $1.9 million for the same period of last fiscal year. The decrease was mainly attributed to a $0.2 million recovery of previously recognized credit losses, compared to $0.7 million of expected credit loss for the same period of last fiscal year, following settlement and repayment after full provision.

Net Income

Net loss was $1.0 million for the first half of fiscal year 2026, compared to net income of $2.3 million for the same period of last fiscal year. Net loss attributable to Texxon was $0.9 million for the first half of fiscal year 2026, compared to net income attributable to Texxon of $1.0 million for the same period of last fiscal year.

Basic and Diluted Earnings (loss) per Share

Basic and diluted loss per share were $0.04 for the first half of fiscal year 2026, compared to basic and diluted earnings per share of $0.05 for the same period of last fiscal year.

Financial Condition

As of December 31, 2025, the Company had cash and cash equivalents of $0.5 million, compared with $2.5 million as of June 30, 2025.

Net cash used in operating activities was $8.6 million for the first half of fiscal year 2026, compared to net cash provided by operating activities of $11.0 million for the same period of last fiscal year.

Net cash provided by investing activities was $11.1 million for the first half of fiscal year 2026, compared to net cash used in investing activities of $13.9 million for the same period of last fiscal year.

Net cash provided by financing activities was $17.8 million for the first half of fiscal year 2026, compared to net cash provided by financing activities of $3.5 million for the same period of last fiscal year.

Statement Regarding Unaudited Financial Information

The unaudited financial information set out in this earnings release has been prepared by management and approved by the audit committee and board of directors of the Company and has not been reviewed by the Company’s independent auditor. Such financial information is subject to potential adjustments, which may be identified when audit work is performed for the Company’s year-end audit, which could result in significant differences from the unaudited financial information.

About Texxon Holding Limited

Texxon Holding Limited is a leading provider of supply chain management services in the plastics and chemical industries in East China. Through its polystyrene production facility and technology-enabled platform, the Company manufactures and sells polystyrene products and provides a full spectrum of supply chain management services to Chinese Small and Medium-size Enterprises (SME) customers, including procurement, shipping and logistics, payments and fulfillment services. It aspires to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process and enhance convenience, cost-effectiveness, and efficiency for customers. Texxon has built a highly scalable distributed software architecture for continuous improvement, and an effective User Experience Design (UED) process to improve the customer experience. In addition, with over a decade of experience, the Company has amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume, to analyze price trends and market demands and make informed decisions. For more information, please visit the Company’s website: https://ir.npt-cn.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the timeline and effects regarding the construction and production of the Henan Polystyrene Factory. These forward-looking statements involve known and unknown risks and uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2026 and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s latest annual report on Form 20-F and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Texxon Holding Limited
Investor Relations Department
Email: ir@totrade.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

TEXXON HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2025

(EXPRESSED IN U.S. DOLLARS)

	December 31, 2025	June 30, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$396,837	$2,517,577
Restricted cash	286,576	562
Accounts receivable, net	4,304,444	7,522,465
Note receivables	1,430	-
Advanced to suppliers	6,833,236	2,675,445
Inventories	-	973,644
Loan to a related party	-	153,554
Prepayments and other current assets	9,769,977	6,918,026
TOTAL CURRENT ASSETS	21,592,500	20,761,273

NON-CURRENT ASSETS:
Property, plant and equipment, net	116,325,271	84,623,119
Intangible assets, net	6,247,753	6,164,781
Prepayments for long-term assets	9,339,771	24,522,149
Deferred offering costs	-	634,978
Equity investment	-	2,261,433
TOTAL NON-CURRENT ASSETS	131,912,795	118,206,460
TOTAL ASSETS	$153,505,295	$138,967,733

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	$31,005,284	$20,624,062
Accounts payable	785,782	763,343
Note Payable	285,996	-
Contract liabilities	4,630,524	2,272,179
Accrued expenses and other current liabilities	11,678,356	19,258,940
Due to related parties	16,728,760	29,826,131
TOTAL CURRENT LIABILITIES	65,114,702	72,744,655

NON-CURRENT LIABILITIES:
Long-term borrowings	33,284,411	32,175,020
TOTAL LIABILITIES	$98,399,113	$104,919,675

Commitments and contingencies

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 22,185,000 and 20,000,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively.	2,219	2,000
Additional paid-in capital	9,554,895	777,992
Accumulated deficit	(5,228,083)	(4,316,467)
Accumulated other comprehensive income (loss)	161,157	(275,578)
SHAREHOLDERS’ EQUITY (DEFICIT) ATTRIBUTABLE TO TEXXON HOLDING LIMITED	4,490,188	(3,812,053)
Non-controlling interests	50,615,994	37,860,111
TOTAL EQUITY	55,106,182	34,048,058
TOTAL LIABILITIES AND EQUITY	$153,505,295	138,967,733

TEXXON HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025, 2024 AND 2023

(EXPRESSED IN U.S. DOLLARS)

	For the Six Months Ended December 31,
	2025	2024	2023
REVENUE
Sales revenue generated from third parties	$326,809,690	$509,579,018	$324,816,043
Sales revenue generated from related parties	188,480	-	-
Total revenue	326,998,170	509,579,018	324,816,043

COST OF SALES
Cost of sales charged by third parties	(325,514,666)	(503,345,950)	(317,499,833)
Cost of sales charged by related parties	-	(2,026,284)	(4,980,422)
Tax and surcharges	(275,528)	(338,186)	(114,064)
Total cost of sales	(325,790,194)	(505,710,420)	(322,594,319)
GROSS PROFIT	1,207,976	3,868,598	2,221,724

OPERATING EXPENSES
Selling and marketing expenses	(980,828)	(1,487,873)	(970,802)
General and administrative expenses	(1,010,704)	(1,908,996)	(710,009)
Total operating expenses	(1,991,532)	(3,396,869)	(1,680,811)

(LOSS) INCOME FROM OPERATIONS	$(783,556)	$471,729	$540,913

OTHER INCOME (EXPENSES):
Interest expenses, net	(110,448)	(277,914)	(299,439)
Interest income – related parties	-	-	227,173
Government grants	-	2,868,835	2,868,896
Other income (expenses), net	(96,046)	12,512	(13,782)
Total other income (expenses), net	(206,494)	2,603,433	2,782,848

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(990,050)	3,075,162	3,323,761

INCOME TAXES EXPENSES	-	(816,605)	-
NET (LOSS) INCOME	(990,050)	2,258,557	3,323,761
Less: net (loss) income attributable to non-controlling interest	(78,434)	1,302,869	2,102,679
NET (LOSS) INCOME ATTRIBUTABLE TO TEXXON HOLDING LIMITED	(911,616)	955,688	1,221,082

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	1,192,749	(213,769)	934,158
TOTAL COMPREHENSIVE INCOME	$202,699	$2,044,788	$4,257,919
Less: comprehensive income attributable to non-controlling interests	677,581	1,054,240	2,836,582
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO TEXXON HOLDING LIMITED	(474,881)	990,548	1,421,337

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
Net (loss) income attributable to Texxon Holding Limited per share
Basic and diluted	$(0.04)	$0.05	$0.06

Weighted average shares outstanding used in calculating basic and diluted income per share*
Basic and diluted	20,823,505	20,000,000	20,000,000